Exhibit 99.1

Navigator Holdings Ltd. announces retirement of David Butters, Chairman of Navigator Gas and appointment of Dag von Appen

September 23, 2021 – Navigator Holdings Ltd. (“Navigator”) (NYSE: NVGS) announces today the retirement of David Butters as Executive Chairman of the Board of Directors and the appointment of Dag von Appen as Non-Executive Chairman, effective September 23, 2021. Mr. Butters will no longer serve as a director but will remain in an advisory capacity to Navigator as Chairman Emeritus and Special Advisor to the Board of Directors.

Mr. Butters, who has been a member of the Board since September 2008, served as Executive Chairman of Navigator from August 22, 2019. Prior to that, he was the Company’s President and Chief Executive Officer.

David Butters, outgoing Executive Chairman, commented:

“It has been a privilege and an honor to lead Navigator during my time as Chairman, and before that as President and Chief Executive Officer. I have seen the Company grow from strength to strength and I’m confident it will continue to do so. I am grateful to the management and the entire team at Navigator for their hard work in developing Navigator into the Company it is today.

I congratulate Dag on his appointment as Non-Executive Chairman and wish the Company all the best for the future. I have no doubt Navigator will continue to thrive well into the future under Dag’s guidance.”

Dag von Appen, Navigator’s newly appointed Non-Executive Chairman, commented:

“We would like to extend a huge appreciation to David for his extraordinary contributions to Navigator over the past 13 years. Through his leadership, Navigator has developed into the leading maritime business that it is today and we are grateful that David will continue to contribute to the Company’s future as we build upon its success. David’s presence at Navigator will be greatly missed.”

Mr. von Appen went on to say:

“I am honored to be given the opportunity to fulfill the role of Chairman at Navigator. I look forward to working closely with my fellow board members, Chairman Emeritus and Special Advisor David Butters, and our management team under the leadership of C.E.O. Harry Deans. The incorporation of the Ultragas fleet is another important step to further strengthen Navigator´s clear leadership in the seaborne transportation of liquefied gases. We shall continue to play a vital role in the petrochemical gas supply chain, which is further enhanced by the Morgan’s Point ethylene terminal operating since last year.”

Mr. von Appen joined the Board of Navigator on August 4, 2021, as a designee of Naviera Ultranav Limitada (“Ultranav”) following the merger of the fleet and business activities of Ultragas Aps with that of Navigator. He is Executive Chairman of the Board of Ultranav, Board Member of Ultramar Ltda., as well as other Chilean and international businesses. Mr. von Appen holds a degree in Administration & Economics from the Universidad de Chile in Santiago and completed the Advanced Management Program at Harvard Business School in Boston.

About Us

Navigator Holdings Ltd. is the owner and operator of the world’s largest fleet of handysize liquefied gas carriers and a global leader in the seaborne transportation services of petrochemical gases, such as ethylene and ethane, liquefied petroleum gas (“LPG”) and ammonia and owns a 50% share, through a joint venture, in an ethylene export marine terminal at Morgan’s Point, Texas on the Houston Ship Channel, USA. On August 4, 2021, Navigator announced that it merged the fleet and business activities of Ultragas ApS with its own, adding an additional 18 vessels to the fleet. The transaction unites two leading gas shipping companies. Navigator’s combined fleet now consists of 56 semi- or fully-refrigerated liquefied gas carriers, 22 of which are ethylene and ethane capable. The Company plays a vital role in the liquefied gas supply chain for energy companies, industrial consumers and commodity traders, with its sophisticated vessels providing an efficient and reliable ‘floating pipeline’ between the parties, connecting the world today, creating a sustainable tomorrow.

Our latest CSR Report can be found in the ‘Annual Reports’ section under the Company website at www. navigatorgas.com.

Navigator Gas

Attention:	Investor Relations investorrelations@navigatorgas.com
London:	10 Bressenden Place, London, SW1E 5DH.
Tel:	+44 (0)20 7340 4850

Investor Relations / Media Advisors

Nicolas Bornozis / Daniela Guerrero

Capital Link—New York

Tel: +1-212-661-7566

Email: navigatorgas@capitallink.com